Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT ON TRANSACTION BETWEEN RELATED PARTIES

Itaú Unibanco Holding S.A. (“Company" or “Itaú Unibanco”), in compliance with the provision in Article 30, XXXIII, of CVM Instruction No. 480, of December 9, 2009, as amended (“CVM Instruction 480”), announces to its stockholders and the market in general the following transaction between related parties:

Parties	Itaú Unibanco, through its subsidiaries, and Instituto Itaú Cultural (“Itaú Cultural”).
Relationship with the Company	Itaú Cultural is deemed as an Itaú Unibanco’s related party, as it is an entity that has members of the Itaú Unibanco’s controlling group as its management members.
Subject matter and main terms and conditions

Itaú Cultural’s purpose is encouraging and promoting cultural events and preserve Brazil's cultural heritage. Accordingly, it seeks to be a benchmark for the appreciation and development of cultural experiences through carrying out its own projects and encouraging projects form third parties.

The entity’s cultural program is very diversified, comprising concerts and theater plays and performances, family-directed entertainment on weekends, and workshops and seminars, including different exhibits and virtual activities, broadening the institute’s reach.

Additionally, audiences are provided with different arts and culture exhibits, which are changed from time to time, and let us not forget the Ocupação Itaú Cultural, a project that puts a new light on artists deemed as benchmark in the arts and cultural fields.

Itaú Unibanco’s arts collection, managed by Itaú Cultural, is displayed periodically in traveling exhibitions in partnerships throughout Brazil. Located at the institute’s head office at Paulista Avenue, we find Olavo Setubal Hall, which tells the history of Brazil through arts, with artworks from the Brasiliana Itaú collection.

In view of the lack of own tools for Itaú Cultural’s self-financing, such as endowment funds, for the maintenance of such structure and to make the continuity of the entity’s cultural programming possible, which is of paramount importance for the development of citizenship, Itaú Unibanco makes fixed donations mainly aimed at its maintenance and periodic and variable donations according to the projects scheduled for a certain period.

These donations are made through Itaú Unibanco’s subsidiaries and are subject to internal governance, under the terms of our Transactions with Related Parties’ Policy, Integrity and Ethics Corporate Policy and the Donations Policy.

The total amount of the donations related to maintenance of Itaú Cultural’s activities, including donations related to the last consecutive 12 months, under the terms of Attachment 30 – XXXIII, of CVM Instruction No. 480/09, reached approximately R$57.5 million.

Additionally, the total donations for promoting and encouraging projects organized and/or sponsored by Itaú Cultural, including donations related to the last consecutive 12 months, under the terms of Attachment 30 – XXXIII, of CVM Instruction No. 480/09, reached approximately R$ 60,4 million.

Date of the Transaction	The donations that gave rise to the disclosure of this Announcement on Transaction Between Related Parties were made on January 8, 2018 and January 10, 2018.
Detailed justification of the reasons why the Company’s management considers that the transaction was conducted under commutative conditions or provides for proper compensation	Itaú Unibanco believes that culture is a tool both essential for building up Brazil’s identity and efficient for promoting citizenship. Itaú Cultural, in turn, is the Itaú Unibanco Conglomerate’s entity seeking to be a benchmark for the appreciation and performance of cultural experiences and dissemination of artistic and intellectual expressions. Accordingly, donations made to Itaú Cultural are in line with Itaú Unibanco’s values, since they are aimed to ensure the continuity of projects and cultural events promoted by the entity, which, as mentioned above, has no own endowment to ensure its maintenance, unlike other entities of similar type.
Any participation of the counterparty, its partners or managers in the Company’s decision making process with respect to the transaction or negotiation of the transaction as representatives of the Company, describing this participation	Not applicable.

São Paulo (SP), January 17, 2018.

ALEXSANDRO BROEDEL LOPES

Group Executive Finance Director and Investor Relations Officer